02041233

# FORM 6K

## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**

**For the Period: April 16-June 11, 2002**



**NET NANNY SOFTWARE INTERNATIONAL INC.**
(Registrant's Name)

**1111 Melville Street, Suite 910**
**Vancouver, British Columbia**
**Canada V6E 3V6**

(Address of principal executive offices)



**Commission File No.: 0-29856**

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

The following documents, which were made public and filed with the British Columbia and Alberta Securities Commissions, the Yukon Registrar and the Canadian Venture Exchange, and mailed to the registered shareholders, are furnished herewith and attached hereto:

- Form 51-901F and the Interim Unaudited Financial Statements for the Nine months ended March 31, 2001.

The following documents, which were made public and filed with the British Columbia and Alberta Securities Commissions, the Yukon Registrar and the Canadian Venture Exchange, are furnished herewith and attached hereto:

- Press Release May 30, 2002 BIO STV requests payment of Bridge Loan with Net Nanny Software International Inc.
- Press Release June 11, 2002 announcing filing of Notice of Proposal under Canadian Bankruptcy and Insolvency Act.
- Press Release June 11, 2002 reporting Third Quarter financial results

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NET NANNY SOFTWARE INTERNATIONAL INC.
(Registrant)

Date: June 12, 2002

By ______________________
Greg Danielson
President & CFO

# FORM 51-901F

## QUARTERLY REPORT

Incorporated as part of:
__X__ Schedule A
________ Schedule B & C

ISSUER DETAILS:

| | |
|---|---|
| Name of Issuer: | **NET NANNY SOFTWARE INTERNATIONAL INC.** |
| Issuer's Address: | 1111 Melville Street, Suite 910<br>Vancouver, British Columbia<br>V6E 3V6 |
| Issuer Telephone Number: | (425) 688-3008 |
| Issuer Fax Number: | (425) 688-3010 |
| Contact Person: | Greg Danielson |
| Contact's Position: | President & Chief Financial Officer |
| Contact Telephone Number: | (425) 378-3200 |
| For the Nine Months Ended: | March 31, 2002 |
| Date of Report: | June 11, 2002 |

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

| | |
|---|---|
| "GORDON A. ROSS"<br>NAME OF DIRECTOR | 2002-06-12<br>DATE SIGNED |
| "A. GREG DANIELSON"<br>NAME OF DIRECTOR | 2002-06-12<br>DATE SIGNED |

**Net Nanny Software International Inc.**
1111 Melville Street, Suite 910
Vancouver, B.C., Canada
V6E 3V6
www.netnanny.com

# *Consolidated Financial Statements*

(Unaudited-Prepared by Management)

**For the Nine Month Period Ended March 31, 2002**

## *TABLE OF CONTENTS*

**CEO's Report to the Shareholders**

Third Quarter FY 2002

In the third quarter, the Company continued to bring its expenses in line with revenues while working on achieving its revenue goals. The Company is continuing on its path of developing security software for the home, government and enterprise markets. The ongoing challenges of raising additional capital amid market downturns continues to impact the Company's ability to show more impressive gains in sales, marketing and development programs.

In spite of these challenges, the Company shipped significant new versions of the BioPassword® technology with support for Windows® 2000 Server and Windows® 2000 Advanced Server, Windows® XP clients, Novell NMAS, and SDK's (Software Development Kits). The Company has also developed a Smart Card prototype for the smart card industry to biometrically protect the PIN on a smart card. This has allowed us to pursue additional sales opportunities in organizations migrating to these new operating systems, the use of smart cards and other industries that require biometric technology. The sales cycle, within large industry and governmental organizations, continues to be longer than expected. BioPassword is currently being tested and evaluated by a wide variety of government, military, and private organizations that have a need for strong user authentication.

Strong user authentication is similar to most new technology trends in that it requires a significant period of market education, standardization and budgetary justification before it gains a strong foothold. Many of the problems, facing our competitors' technology are: they require hardware, and are proprietary, they do not follow standards, they are difficult to deploy and intrusive, can be circumvented very easily, and they are relatively expensive. These issues have had an impact on technology adoption rates, across the biometric industry. The uniqueness of the Company's BioPassword technology solves all of these issues and is very cost effective, both from a purchase deployment and cost perspective.

These issues have required the Company to spend a large amount of time educating the market about BioPassword's differentiators. During this same time, the Company has continually lacked the financial resources to conduct strong sales and marketing campaigns. Given that BioPassword is the only one of its kind, many are intrigued by its software-only architecture, non-intrusiveness to the end-user, simplicity and the low cost of ownership.

With the disaster of September 11, identity theft, and other security problems, the solutions that solve them have now moved to the mainstream and are now widely discussed publicly. We are beginning to see progress in this area as more people are exposed to our technology and more of our partners are beginning to deploying solutions using BioPassword.

The Company attended the RSA Conference, in February, and from that conference has established strong strategic alliances with various organizations. Among them are Schlumerger Sema, a leader in the smart card industry, Entrust, Netegrity and others in the authentication and digital certificate area. The company completed negotiations with Arrow Electronics (a multi billion dollar organization) to become the exclusive distributor for our BioPassword network product within North America. Our BioPassword® Software Development Kit (SDK) is beginning to receive the recognition as a very cost effective and efficient solution to the more costly hardware biometric solutions.

Online authentication for e-commerce transactions, remote system access, VPN access, distance learning and intellectual property protection is a market for which BioPassword is uniquely suited. To implement the BioPassword technology, amongst thousands of end-users, is very cost effective and simple relative to its hardware-based competitors.

The Company's expertise in security and technology continues to improve as it develops products that meet the needs of the marketplace. We continue to ensure that our products and customer service meet the level of quality required within the industry.

Management continues to seek investment funds and strategic investors, in order to add personnel, in its Sales and Marketing and Engineering departments. These investments will allow the Company to accelerate product development and increase additional marketing and publicity regarding the forthcoming market launches of BioPassword® and other security related products.

Scheduled trade show attendances for the coming year will also ensure continuing industry and media coverage of the Company's new and existing products, while maintaining and increasing industry and investor interest.

Financial Results

The Company is pleased to report it continues to increase sales revenues for the quarter, which rose to US $423,000 an increase of $31,000 or an additional 8% over the same quarter a year ago. Gross margins declined to 73% against 82% for the prior year because of the increased sales of Net Nanny 4's boxed product through distribution to retail outlets.

Through increased cost controls, operating expenses declined for the third straight quarter to $517,000 compared to $731,000 the previous quarter and $840,000 last year. The operating loss for the quarter was $193,000 compared to $462,000 the previous quarter and $552,000 the previous year.

Management would like to thank the shareholders for their continuing support.

On behalf of the Board of Directors,
NET NANNY SOFTWARE INTERNATIONAL, INC.

Gordon A. Ross
CEO/CTO

**MANNAGEMENT DISCUSSION AND ANALYSIS**

## *Filing of Notice of Proposal to Creditors*

On June 10, 2002 subsequent to the end of the quarter, the Company filed a Notice of Intention to Make a Proposal to Creditors under the *Bankruptcy and Insolvency Act* in Canada. The purpose of the notice is to stop a number of legal actions for collection of amounts due from the Company by various creditors and put forth a plan of reorganization that will allow the Company to work out an orderly payment process and return to profitability.

## *Results from operations*

Sales revenue for the third quarter was $423,000 compared to $392,000 for the same quarter last year, an increase of 8%. For the nine months ended March 31, 2002, revenues totaled $1,009,000 a decrease of 22% over fiscal 2001 revenues and an increase of 76% over the same period in 2000. BioPassword revenues for the first nine months were $45,000, while the remaining $964,000 was composed of sales of the Company's flagship product Net Nanny 4.

Gross margin for the nine months was 80% compared to 86% in 2001 and 93% in fiscal 1999. The decrease in gross margin was due to increased sales of the Company's boxed product (45% of revenues), which was significantly higher than boxed product sales in either of the previous years. For the quarter gross margin was 73%, compared to the previous two years of 82% and 88%, reflecting the change in sales mix of higher sales of boxed product of Net Nanny 4.

Operating Expenses
Overall operating expenses for the third quarter were $517,000, a reduction of $323,000 (38%) and $367,000 (42%) compared to the same quarter in previous years. Operating expenses for the nine months ended March 31, 2002 were $1,993,000, a decrease of $3,391,000 when compared to the same period last year. The reduced expenses reflect the reduction in number of employees (average of 20 during the previous nine months compared to over 60 during the previous year), reduced marketing Engineering and administrative expenses.

General and Administrative ("G&A") costs for the past nine months were $497,000 compared to last year's $1,159,000, a decrease of 57%. These expenses were equal to 49% of sales for the first nine months of 2002, as compared to 89% and 64% of sales in 2001 and 2000 respectively. The decrease in expenses was due to reduced personnel costs, investor relations, occupancy, communications and consulting costs. Administrative employees and contractors totaled 4 compared to last year's 6 at the end of March and 8 in December 2000. The Company terminated its remaining investor relations firm in September 2001, whereas in the same period the previous year, the company had both a US and a Canadian firm. Increased expenses for legal fees offset these expense reductions, as the Company had five different law firms defending it from collection lawsuits. Total employment at March 31, 2002 was 17 compared to 28 in 2001. G & A expenses for the quarter were up $34,000 over the previous quarter due to increased legal costs ($43,000) and audit fees ($40,000).

Sales and Marketing costs of $819,000 decreased 65% for the nine-month period ending March 31, 2002 compared to the previous year because of decreases in staffing and reduced expenditure levels for marketing, travel and sales activities. There were 6 employees in these departments at March 31, 2002 compared to 9 the previous year. The Company incurred heavy advertising and promotional costs rolling out its new products, Net Nanny 4 and BioPassword during the period July to December 2000 which were not incurred during the past nine month period. Because of cash flow issues during the past nine months, the Company attended only two trade shows compared to six during the same period the previous year. Third quarter sales and marketing expenses were $184,000 down $116,000 ($301,000) from the same quarter a year ago and down $185,000 from the previous quarter ($369,000).

Research and Development costs ($484,000) decreased 70% ($1,171,000) over the previous nine-month period in 2001 ($1,655,000). Last year, the Company had a full complement of software development engineers working on completion and delivery of products in October and December of 2000. After the products were delivered the number of engineering contractors and employees decreased from 40 in November 2000, to 26 in December 2000 and then to 13 in February. Currently there are 8 employees involved in software development, technical support and quality assurance. For the quarter, research and development expenses totaled $137,000 compared to the previous quarter of $183,000, and last years $329,000, reductions of 25% and 58% respectively.

Net Loss for the quarter was $193,000, an improvement of 59% or ($269,000) over the prior quarter's loss of $462,000.

## *Liquidity and capital resources*

The company has been in a difficult liquidity position for the past year and has made many reductions in expenses and employees in order to maintain current operations while attempting to raise additional capital. Its current cash expenditure rate has been reduced from over $500,000 per month to under $100,000 per month during the past nine months. This has been offset by increased revenues resulting in a net cash outflow of approximately $30,000 per month. The Company still needs to raise additional capital because of the significant accounts payable and other liabilities that are owed. At the end of November, the Company had announced a private placement through an investment banking firm, which if completed, would have provided the necessary additional working capital for the Company. The firm was unable to complete the placement and the Company closed on $88,000 instead of an expected amount in excess of $1,000,000. During March, the Company entered into a bridge loan agreement with a lender that provided up to $1,000,000 in available loans. At March 31, 2002 the Company had borrowed $250,000 under this agreement, secured by the Company's intangible assets.

As at March 31, 2002, the Company's cash position was $8,000 versus a balance of $17,000 at December 31, 2001 and $455,000 at March 31, 2001. Accounts receivable had decreased $111,000 to $257,000 compared to 2001's accounts receivable of $368,000.

Inventory of $83,000 represented boxed product of Net Nanny 4, most of which was in retail distribution and was down $127,000 from the same period a year ago.

The cash consumed in operations was $1,479,000 during the nine months ended March 31, 2002, compared to $3,227,000 for the same period in 2001 and $1,350,000 in 2000. These cash outflows were financed through the issuance of shares from private placements ($1,234,980 in 2002, $624,000 in 2001 and $6,275,000 in 2000).

Working capital at March 31, 2002 was a negative $2,527,000 representing a current ratio of approximately 0.15:1 in fiscal 2002 compared to a negative $994,000 and 0.54:1 for the prior fiscal year period. Accounts payable and accrued expenses at March 31, 2002 had increased to $2,515,000 compared to $1,976,000 at March 31, 2001 reflecting the Company's diminished liquidity and need to conserve cash. During the past quarter the Company reduced its accounts payable by $139,000; however total liabilities went up $111,000 due to the bridge loan of $250,000.

The Company has been sued by thirteen creditors for payment of services and products. The Company has been defending itself against these actions and has reached agreements over amounts owed with all but four of them. Amounts owing from these creditors have been fully accrued in the Company's financial statements. There is one creditor that has sued the Company for over $1,000,000 that the Company has been disputing vigorously and is more fully described in note 17 to the financial statements.

The Company intends to continue to reduce costs so that cash expenditures are less than anticipated revenues as well as seek additional funding through public or private financing and up-front licensing fees of its technology. There can be no assurance that such funds will be available. If adequate funding is not available, the Company will be unable to meet its current accounts payable and accrued liabilities and will be required to delay or eliminate some of it's marketing strategies or research and development programs or consider other alternatives to protect the Company's assets from creditors including the possibility of a restructuring agreement with it's creditors.

***Note to Readers***

***Certain statements identified as "forward looking statements" in this Annual Report are not based on historical facts, but are instead based upon a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. Actual events and results may materially differ from anticipated results described in such statements. The Company's ability to achieve such results in subject to certain risks and uncertainties including, but not limited to, adverse business conditions in the industries served by the Company and the general economy, competition, new laws and regulations impacting the products that the Company provides, and other risk factors affecting the company's business beyond the Company's control.***

# NET NANNY SOFTWARE INTERNATIONAL INC.

**CONSOLIDATED BALANCE SHEETS**
**(Unaudited-prepared by Management)**
(expressed in US dollars)
March 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| ***Assets*** | | |
| **Current assets** | | |
| Cash and cash equivalents | **7,661** | 104,962 |
| Restricted cash (Note 5) | | 350,000 |
| Accounts receivable | **257,433** | 368,492 |
| Inventory | **82,521** | 210,447 |
| Prepaid expenses and deposits | **109,758** | 177,302 |
| | **457,373** | 1,211,203 |
| **Capital assets (Note 6)** | **666,699** | 1,599,353 |
| **Investments (Note 7)** | **200,000** | |
| | **1,324,072** | 2,810,556 |
| ***Liabilities*** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities | **2,515,193** | 1,976,065 |
| Bridge loan (Note 3) | **250,000** | |
| Current portion of capital lease obligation (Note 9) | | 164,640 |
| Loans from officers (Note 8) | **59,280** | 64,280 |
| Deferred revenue | **160,000** | |
| | **2,984,473** | 2,204,985 |
| **Capital lease obligation (Note 9)** | | 356,849 |
| | **2,984,473** | 2,561,834 |
| ***Shareholders' equity*** | | |
| **Capital stock (Notes 10,11)** | **13,703,132** | 12,589,424 |
| | **631,237** | 663,891 |
| **Cumulative translation adjustment** | **(95,608)** | (95,608) |
| **Deficit** | **(15,899,162)** | (12,908,985) |
| | **(1,660,401)** | 248,722 |
| | **1,324,072** | 2,810,556 |

**Commitments (Note 12)**
**Contingencies (Note 17)**
**Subsequent Event (Note 18)**
On behalf of the Board:

Director Director

## *NET NANNY SOFTWARE INTERNATIONAL INC.*

**CONSOLIDATED STATEMENTS OF DEFICIT**
**(Unaudited-prepared by Management)**
(Expressed in US dollars)
FOR THE NINE MONTHS ENDED MARCH 31, 2002, 2001 and 2000

| | **2002** | **2001** | **2000** |
|---|---|---|---|
| **Deficit, beginning of period** | **(14,723,293)** | (8,656,017) | (5,678,288) |
| **Loss for the period** | **(1,175,869)** | (4,252,968) | (1,285,445) |
| **Deficit, end of period** | **(15,899,162)** | (12,908,985) | (6,963,733) |

## *NET NANNY SOFTWARE INTERNATIONAL INC.*

**CONSOLIDATED STATEMENTS OF OPERATIONS**
**(Unaudited-prepared by Management)**
(Expressed in US dollars)
FOR THE NINE MONTHS ENDED MARCH 31, 2002, 2001 and 2000

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Revenue** | | | |
| Sales | **1,009,012** | 1,305,231 | 573,938 |
| Cost of sales | **206,559** | 183,552 | 38,915 |
| **Gross margin** | **802,453** | 1,121,679 | 535,023 |
| **Expenses** | | | |
| General and administrative | **497,418** | 1,159,560 | 840,108 |
| Selling and marketing | **819,513** | 2,361,502 | 565,156 |
| Research and development | **484,216** | 1,655,261 | 394,336 |
| Amortization | **192,000** | 208,000 | 43,091 |
| | **1,993,147** | 5,384,323 | 1,842,691 |
| **Loss from operations** | **(1,190,694)** | (4,262,644) | (1,307,668) |
| **Investment income** | **14,825** | 9,676 | 22,223 |
| **Loss for the period** | **(1,175,869)** | (4,252,968) | (1,285,445) |
| **Loss per common share** | **(0.04)** | (0.14) | (0.08) |

# *NET NANNY SOFTWARE INTERNATIONAL INC.*

**CONSOLIDATED STATEMENTS OF OPERATIONS**
**(Unaudited-prepared by Management)**
(Expressed in US dollars)
FOR THE THREE MONTHS ENDED MARCH 31, 2002, 2001 and 2000

| | *2002* | *2001* | *2000* |
|---|---|---|---|
| **Revenue** | | | |
| Sales | **423,708** | 391,730 | 186,191 |
| Cost of sales | **113,453** | 70,585 | 22,389 |
| **Gross margin** | **310,255** | 321,145 | 163,802 |
| **Expenses** | | | |
| General and administrative | **131,649** | 140,806 | 421,124 |
| Selling and marketing | **184,574** | 300,748 | 246,009 |
| Research and development | **137,273** | 329,522 | 192,438 |
| Amortization | **64,000** | 69,334 | 24,547 |
| | **517,496** | 840,410 | 884,118 |
| **Loss from operations** | **(207,241)** | (519,265) | (720,316) |
| **Investment income** | **14,040** | (33,087) | 11,652 |
| **Loss for the period** | **(193,201)** | (552,352) | (708,664) |
| **Loss per common share** | **(0.01)** | (0.03) | (0.04) |

# *NET NANNY SOFTWARE INTERNATIONAL INC.*

**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(Unaudited-prepared by Management)**
(Expressed in US dollars)
FOR THE NINE MONTHS ENDED MARCH 31, 2002, 2001 and 2000

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Cash provided by (used for)** | | | |
| ***Operations*** | | | |
| Loss for the period | **(1,175,869)** | (4,252,968) | (1,285,445) |
| Items not affecting cash | | | |
| Amortization | **192,000** | 208,000 | 43,091 |
| | **(983,869)** | (4,044,968) | (1,242,354) |
| Changes in non-cash working capital items | | | |
| Accounts receivable | **(165,751)** | (250,229) | (64,726) |
| Inventory | - | (210,447) | 1,022 |
| Prepaid expenses and deposits | **(37,020)** | 240,035 | (119,603) |
| Bank indebtedness | **(71,331)** | | |
| Accounts payable and accrued liabilities | **(221,366)** | 1,290,416 | 76,089 |
| Deferred revenue | - | (252,292) | - |
| | **(1,479,337)** | (3,227,485) | (1,349,572) |
| ***Investing activities*** | | | |
| Purchase of capital assets | **(4,516)** | (409,747) | (361,035) |
| Investment in marketable securities | - | 1,900,000 | - |
| | **(4,516)** | 1,490,253 | (361,035) |
| ***Financing activities*** | | | |
| Capital leases | **(239,774)** | 299,614 | - |
| Loans from officers | **(5,000)** | 64,280 | |
| Bridge Loan | **250,000** | | |
| Proceeds from stock subscriptions | **(85,894)** | | |
| Issuance of common shares net of financing costs | **1,234,980** | 623,509 | 6,275,022 |
| | **1,154,312** | 987,403 | 6,275,022 |
| **Effect of exchange rate changes on cash** | | | (49,692) |
| **Increase (decrease) in cash and cash equivalents** | **(329,541)** | (749,829) | 4,514,723 |
| **Cash and cash equivalents, beginning of year** | **337,202** | 1,204,791 | 436,368 |
| **Cash and cash equivalents, end of period** | **7,661** | 454,962 | 4,951,091 |

Supplemental Cash Flow Information (Note 3).

# *NET NANNY SOFTWARE INTERNATIONAL INC.*

**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(Unaudited-prepared by Management)**
(Expressed in US dollars)
FOR THE THREE MONTHS ENDED MARCH 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| **Cash provided by (used for)** | | |
| ***Operations*** | | |
| Loss for the period | **(193,201)** | (552,352) |
| Items not affecting cash | | |
| Amortization | **64,000** | 69,334 |
| | **(129,201)** | (483,018) |
| Changes in non-cash working capital items | | |
| Accounts receivable | **(153,926)** | (86,303) |
| Inventory | **-** | (29,349) |
| Prepaid expenses and deposits | **80,874** | 12,704 |
| Accounts payable and accrued liabilities | **(139,361)** | 458,739 |
| | **(341,614)** | (127,227) |
| ***Investing activities*** | | |
| Purchase of capital assets | **(4,516)** | |
| Investment in marketable securities | | |
| | **(4,516)** | |
| ***Financing activities*** | | |
| Capital leases | **-** | (23,211) |
| Loans from officers | **-** | |
| Bridge Loan | **250,000** | |
| Issuance of common shares net of financing costs | **87,089** | 127,000 |
| | **337,089** | 103,789 |
| **Effect of exchange rate changes on cash** | **-** | |
| **Increase (decrease) in cash and cash equivalents** | **(9,041)** | (23,438) |
| **Cash and cash equivalents, beginning of period** | **16,702** | 478,400 |
| **Cash and cash equivalents, end of period** | **7,661** | 454,962 |

# NET NANNY SOFTWARE INTERNATIONAL INC.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
**(Unaudited-prepared by Management)**
(Expressed in US dollars)
March 31, 2002, 2001 and 2000

## 1 *Nature of operations and going concern*

Net Nanny Software International Inc. (the "Company") is incorporated under the laws of Yukon Territory, Canada. The Company develops, markets and sells filtering and security software primarily to distributors and resellers. The Company also sells its software to end users including corporations, homeowners, and educators.

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. The use of such principles may not be appropriate because, as of March 31, 2002 there was substantial doubt that the Company would be able to continue as a going concern.

For the nine months ended March 31, 2002 the Company had a loss of $1,175,869, a working capital deficiency of $2,527,100 an accumulated deficit of $15,899,162 and a shareholder's deficiency of $1,660,401. Legal claims have been filed against the Company and its subsidiaries by various creditors in respect of their overdue accounts (Note 17). A lender has filed a notice of default on a loan agreement.

Management is continuing its efforts to secure additional financing, and to improve operating cash flows through further cost reductions and increasing revenues for its products to enable it to continue as a going concern. However, the general poor in conditions in the technology sector and capital markets during the nine months ended March 31, 2002 has made it increasingly difficult to secure financing at required levels.

Since July 1, 2001, the Company has received a total of approximately $1,234,980 (Note 11) in equity financings from various shareholders and outside investors. As of May 31, 2002, the Company is in negotiations with potential investors, which if concluded successfully, would provide an equity investment in the Company. There can be no assurance that these negotiations will be concluded successfully on a timely basis or, that the amount of financing obtained or any improvement to future operating cash flows would be sufficient to allow the Company to continue as a going concern. The Company does not currently have an alternative plan to address the going concern issue. If current negotiations fail, significant additional funding by existing shareholders is considered to be unlikely, and there is no assurance that other forms of financing could be obtained or that they could be obtained on favorable terms and the Company could fail to continue as a going concern.

The accompanying consolidated financial statements were prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments relating to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

## 2 *Significant accounting policies*

**Generally Accepted Accounting Principles**
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain material respects from generally accepted accounting principles in the United States as disclosed in Note 16.

**Basis of consolidation**
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

**Foreign currency translation and transactions**
The Company has adopted the United States dollar as its reporting currency. The Company uses the current rate method for translating financial statements denominated in foreign currencies where the foreign currency is the functional currency. Under this method, assets and liabilities are translated into U.S. dollars using year-end exchange rates whereas revenues, costs of sales and expenses are translated using average exchange rates for the year. The Company uses the temporal method for translating subsidiary financial statements into the subsidiary's functional currency, where the subsidiary's financial statements are denominated in foreign currencies other than the subsidiary's functional currency. Under this method, monetary assets and liabilities are translated into U.S. dollars using year-end exchange rates, non-monetary assets and liabilities are translated using historical rates and revenues and expenses are translated using average exchange rates for the year. Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at the transaction dates.

**Use of estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported. Actual results could differ from those estimates.

**Cash and cash equivalents and bank indebtedness**
Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less. Checks issued in excess of bank deposits are presented as bank indebtedness.

**Inventories**
Inventories consist of raw materials and finished product. Raw materials are valued at the lower of cost, determined on the first-in-first-out basis, and net replacement cost. Raw materials consist of packaging supplies. Finished product is valued at the lower of cost or net realizable value. Finished product includes only the costs of these materials and relates to inventory held at distributors.

**Capital assets and amortization**
Computer equipment, computer equipment under capital lease, office furniture and automotive equipment are recorded at cost and amortization is provided over their estimated useful lives using the declining-balance basis at a rate of 30%. Computer software and computer software under capital lease is recorded at cost and amortized on a straight-line basis over an estimated useful life of one year.

**Research and development**
Research costs are expensed in the period incurred. Development costs, which meet certain criteria, are capitalized. Amortization is charged to operations for products that have commenced commercial production over the expected useful life of the product. Should the product not meet the criteria for capitalization or management chooses not to pursue the commercialization of the product, then capitalized costs are charged to operations.

**Revenue recognition**
The company sells two products, Net Nanny and BioPassword. Net Nanny is sold either as a boxed product or is sold through electronic download accessed via the Internet. Net Nanny is sold with a 30-day support period. Revenue attributable to the support period is recognized upon delivery of the Net Nanny product as it is included in the initial fee, the estimated costs of providing support is insignificant and no upgrades are offered during the support period. BioPassword is sold as a standalone product and is typically transferred electronically. The company also provides post-contract customer support for its BioPassword product.

For direct sales to end users, revenue is recognized when there is evidence of an arrangement, delivery has occurred, the fee is fixed and determinable, and collection is reasonably assured. Delivery is deemed to have occurred either when the product is shipped from the Company's location or when it is downloaded via the Internet.

(Expressed in US dollars)

For sales made through resellers and distributors, revenue is recognized when there is evidence of an arrangement, delivery has occurred, the fee is fixed and determinable, and collection is reasonably assured. Delivery is deemed to have occurred when the product is shipped from the distributor's location and the applicable fee has been paid by the distributor to the company. The company makes provisions for returns from this sales channel, based on historical return rates.

The Company's sales of BioPassword include a license and post contract customer support. For these sales, revenue is recognized when there is evidence of an arrangement, delivery has occurred, the fee is fixed and determinable, and collection is reasonably assured. Delivery is deemed to have occurred when the software is shipped from the Company's location or electronic transfer of the code has occurred. The Company does not have vendor specific objective evidence of the fair value of the post-contract customer support, and therefore, revenue for these sales is recognized ratably over the term of the license.

**Stock option plan**

The company has a stock option plan, which is described in Note 11(b). No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

**Loss per common share**

Loss per common share is calculated using the weighted average number of common shares outstanding during the nine months which was 27,448,000; (2001 – 22,300,000; 2000 – 15,157,641). Fully diluted loss per share has not been provided, as the effect on basic loss per share is anti-dilutive.

**Income Taxes**

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more likely than not criterion.

## New accounting pronouncements

In July 2001, the CICA issued Handbook Section 1581, "Business Combinations", and Section 3062, "Goodwill and Other Intangibles". Section 1581 requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001, and specifies criteria for recognizing intangible assets acquired in a business combination. Section 3062 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. The Company does not expect that implementation of this Section will have a material impact on its consolidated financial position or results of operations.

In January 2002, the CICA issued Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments". This Section requires that options and other equity instruments issued to non-employees be accounted for using the fair value method of accounting. In addition, it requires that direct awards of stock and stock appreciation rights granted to employees are recorded as compensation costs. This Section is effective for fiscal years beginning after January 1, 2002, and applies to stock awards issued after January 1, 2002. The Company expects that the implementation of these guidelines may have an impact on its consolidated financial position and its results of operations.

(Expressed in US dollars)

### 3 *Bridge loan and subsequent event of default*

On March 15, 2002 the Company entered into a loan agreement with Bio STV I, LLC which provided the Company with the ability to borrow a minimum of $250,000 up to a maximum of $1,000,000. The terms of the loan provided for a one year amortization of amounts borrowed with a six month balloon payment. Interest is based upon 24% per annum payable monthly. The loan agreement is secured by all of the Company's intangible assets including patents, trademarks, customer lists, licenses, agreements, etc. At the end of March 31, 2002, the Company had borrowed $250,000 under this agreement.

On May 23, 2002 subsequent to the end of the quarter, the Company received a notice of default from the lender. The Company is currently working with other potential lenders to repay the loan. The lender has indicated it will exercise its rights to realize against he collateral pledged to secure this loan if the Company is unable to repay the balance due of approximately $208,000. If the Company is unsuccessful in curing the default or paying the loan off, it maybe unable to continue as a going concern.

### 4 *Supplemental cash flow information*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Cash paid for taxes | - | - | - |
| Cash paid for interest | - | - | - |
| **Non-cash investing and financing activities** | | | |
| Capital assets acquired under capital leases | - | - | 546,004 |

### 5 Restricted Cash

During 2000, the Company entered into capital lease agreements which required the Company to pledge cash as collateral for the equipment acquired thereunder (Note 8). The cash was invested in highly liquid term deposits with maturities on the date of purchase of 90 days or less. The cash restrictions are related to the full amount of the master lease agreement to the extent the amount was not drawn upon. On July 16, 2001, the Company defaulted on these capital lease obligations (Note 9) and the restricted cash was applied thereto. The Company anticipates a loss of approximately $50,000 at the conclusion of the agreed upon lease period.

### 6 *Capital assets*

| | **2002** | **2001** |
|---|---|---|
| Computer equipment and office furniture | $774,792 | $770,276 |
| Computer Software | 498,052 | 498,052 |
| Computer equipment and software under capital lease | 582,524 | 582,524 |
| Automotive equipment | 20,840 | 20,840 |
| | 1,876,208 | 1,871,692 |
| Accumulated amortization | (1,209,509) | (1,145,509) |
| | 666,699 | 726,183 |

(Expressed in US dollars)

The Company has estimated future cash flows in assessing the recoverability of the carrying values of its capital assets. Should the Company's estimates materially differ from actual results, the carrying value of its capital assets will be subject to change in the near term and such change could be material.

## 7 Investment

On June 1, 2000, the Company entered into a Software License Agreement (the Agreement) with Musicrypt.com Inc. (Musicrypt), a Canadian company. Under this non-exclusive Agreement, the Company provided a five year license for the use of one of its products, as well as exclusive re-marketing rights for product within the music industry. In addition, the Company is to provide post contract maintenance and support of the software. In exchange for the license and maintenance and support services, the Company is to receive 1,000,000 shares in Musicrypt, representing approximately 18% of its common shares, a license fee of $40,000, an annual maintenance fee of $4,500, as well as contingent fees related to Musicrypt's revenues and any sub-license sales. As the Company does not have sufficient vendor-specific objective evidence of the fair value of the license and maintenance and support services, the license fee of $40,000 earned from this Agreement is being recognized ratably over the five year term of the license. Contingent fees will be recognized as the Company is entitled to them.

The shares vest to the Company's benefit over a five year period, commencing one year after execution of the agreement. The shares vest each anniversary of that date in the amount of 200,000 shares. Accordingly, at June 30, 2001, 200,000 shares had fully vested pursuant to the terms of the Agreement, and were recorded as an investment at their estimated fair value on the date they vested, in the amount of $200,000. This $200,000 is being deferred and amortized over the 5-year term of the license. At the dates the remaining shares vest to the Company's benefit, they will be recorded at their fair value as an additional investment and as deferred revenue, which will then be recognized over the remaining term of the license at that date.

## 8 Due to related parties

The Company has entered into two unsecured promissory notes with one officer and one director of the Company. These notes, in the face amount of $10,000 and $49,280 respectively, bear interest at an annual rate of 12% and were due on December 7, 2000 and December 9, 2000, respectively.

The holders of these notes have agreed to defer payment until the Company completes its next round of financing.

## 9 Capital lease obligation

The Company entered into a master lease agreement with IBM Credit Corporation for the purchase of equipment and software. Terms of the lease provide the Company the right to purchase computer hardware and software with 36-month repayment terms at market rates based on the date amounts are borrowed, with a fair market purchase option at the end of the lease. The lease was secured by a letter of credit in the amount of $337,000 payable to IBM Credit plus the equipment and software.

On July 16, 2001, as a result of the Company being in arrears on its lease payments, IBM terminated the leases and exercised their right to call the amounts outstanding. Accordingly, IBM drew down the letter of credit that was pledged as security, in the amount of $337,000. As a result, the restricted cash held by the Company was used to satisfy the security for the letter of credit. This transaction will result in a loss on settlement of approximately $50,000.

(Expressed in US dollars)

### *10 Debt for equity transaction*

On July 17, 2001, the Company completed a debt for equity transaction whereby approximately $128,644 in outstanding accounts payable were exchanged for 645,573 shares of the Company's stock. The shares were issued at fair market value and accordingly there was no gain or loss recorded on the settlement.

### *11 Share capital*

**a) Issued and Outstanding**

| | Mar. 31, 2002 | | June 30, 2001 | | June 30, 2000 | |
|---|---|---|---|---|---|---|
| | **Shares** | **Amount** | **Shares** | **Amount** | **Shares** | **Amount** |
| Authorized | | | | | | |
| 100,000,000 common shares without par value | | | | | | |
| Issued and outstanding | | | | | | |
| Balance, beginning of year | 22,694,623 | $12,468,152 | 21,728,748 | $11,965.915 | 12,507,998 | $6,231,604 |
| Issued during year | | | | | | |
| For cash | | | | | | |
| Private Placements | 6,158,574 | 1,278,460 | 500,000 | 79,585 | 8,350,000 | 5,491,131 |
| Exercise of stock options | | | 64,500 | 44,002 | 343,750 | 216,110 |
| Exercise of warrants | | | 401,375 | 378,650 | 527,000 | 427,149 |
| Agent's commissions | - | - | - | - | 6,000 | 4,116 |
| Financing costs | | | | | | |
| Cash | - | (43,480) | - | - | - | (400,079) |
| Shares issued for financing costs | - | - | - | - | - | |
| Balance, end of period Mar. 31, 2002 and end of year June 30, 2001 and 2000 | 28,853,197 | 13,703,132 | 22,694,623 | $12,468,152 | 21,728,748 | $11,965,915 |

**b) Stock option plan**

In June 1998, the Company's Board of Directors adopted a Stock Option Plan ("The Plan"), which was revised in September 2000. The Plan provides for the granting of stock options to any director, officer or employee of the Company. The maximum number of Common Shares which may be reserved for issuance for all purposes under this plan shall not exceed 4,423,750 shares.

Options under the Plan may be granted for periods of up to 5 years and at prices of no less than 100% of the average market price over the 10 trading days immediately preceding the date of grant, as determined by the Board of Directors. The maximum number of Common Shares which may be reserved for issuance under Options to any one person at any time under this Plan shall be 5% of the Common Shares outstanding at the time of the grant (on a non-dilutive basis). Options under the plan are not all immediately exercisable and generally vest over a period of 2 years. The vesting schedule for each grant is determined by the Board of Directors.

(Expressed in US dollars)

The following table summarizes activity under the Company's Stock Option Plan for the nine months ended March 31, 2002 and the years ended June 30, 2001, and 2000:

| Stock Options | Number of Shares | Price per Share Range | Price per Share Weighted Average |
|---|---|---|---|
| Balance – June 30, 1999 | 2,202,239 | $0.55 to $1.18 | $0.95 |
| Granted | 959,500 | $0.91 - $1.92 | $1.24 |
| Exercised | (343,750) | $0.55 - $1.18 | $0.92 |
| Forfeited | (297,750) | $0.62 - $1.18 | $0.97 |
| Balance – June 30, 2000 | 2,520,239 | $0.55 - $1.92 | $1.06 |
| Granted | 1,722,500 | $0.40 - $1.72 | $0.41 |
| Exercised | (64,500) | $0.41 - $0.63 | $0.61 |
| Forfeited | (551,000) | $0.40 - $1.72 | $0.67 |
| Balance – June 30, 2001 | 3,627,239 | $0.40-$1.92 | $0.72 |
| Granted | 915,000 | $0.19 | $0.29 |
| Exercised | - | | |
| Forfeited | (822,500) | $0.55-$1.92 | $1.24 |
| Balance March 31, 2002 | 3,719,739 | $0.19-$1.92 | $0.52 |

The following table summarizes information about stock options outstanding at March 31, 2002:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding at March 31, 2002 | Weighted Average Remaining Contractual Life (Months) | Weighted Average Exercise Price | Number Exercisable at March 31, 2002 | Weighted Avg. Exercise Price |
| $0.19 - $0.40 | 2,066,900 | 49 | $0.33 | 1,277,150 | $0.37 |
| $0.40 - $1.92 | 1,652,839 | 26 | $0.78 | 1,652,839 | $0.78 |
| $0.19 - $1.28 | 3,719,739 | 40 | $0.52 | 2,929,989 | $0.60 |

(Expressed in US dollars)

**c) Warrants**

| | Number | Amount |
|---|---|---|
| **Warrants** | | |
| Warrants outstanding, June 30, 1999 | 100,000 | 22,647 |
| Granted | 4,175,000 | 755,620 |
| Exercised | (542,000) | (114,576) |
| Warrants outstanding, June 30, 2000 | 3,733,000 | 663,891 |
| Granted | 500,000 | 47,502 |
| Exercised | (401,375) | (80,246 |
| Warrants outstanding, June 30, 2001 | 3,831,625 | 631,237 |
| Granted | 4,067,000 | 898,967 |
| Exercised | | |
| Expired | 3,331,625 | 464,871 |
| Warrants outstanding March 31, 2002 | 4,567,000 | 1,065,333 |

On January 5, 2000, the Company issued 1,200,000 common share purchase warrants in connection with a private placement of 2,400,000 units. Each warrant entitled the holder to purchase one common share for CA $1.25 until January 5, 2001, and thereafter at CA $1.44 until their expiry on January 5, 2002. Each warrant has been assigned a value of $0.37, for a total of $447,626. As at March 31, 2002, 141,000 had been exercised and all of the rest had expired.

On January 18, 2000, the Company issued 1,100,000 common share purchase warrants in connection with a private placement of 2,200,000 units. Each warrant entitled the holder to purchase one common share for CA $1.40 until January 18, 2001, and thereafter at CA $1.61 until their expiry on January 18, 2002. Each warrant has been assigned a value of $0.45, for a total of $497,822. As at March 31, 2002, 99,000 of these warrants had been exercised and all of the rest had expired.

On February 28, 2001, the Company issued 500,000 common share purchase warrants in connection with a private placement of 500,000 units. Each warrant entitled the holder to purchase one common share for CA $0.40 until February 21, 2002, and thereafter at CA $0.50 until their expiry on February 21, 2003. Each warrant has been assigned a value of $0.10, for a total of $47,592. At March 31, 2002 none of these warrants had been exercised.

On July 23, 2001, the Company issued 1,100,000 common share purchase warrants in connection with an investment banking agreement. Each warrant entitled the holder to purchase one common share for US$0.25 until June 7, 2006. At March 31, 2002, none of the warrants had been exercised.

On August 31, 2001, the Company issued 2,567,000 common share purchase warrants in connection with a private placement of 2,567,000 units. Each warrant entitled the holder to purchase one common share for CA $0.35 until June 7, 2002 and thereafter at CA $0.45 until their expiry on June 7, 2003. At March 31, 2002 none of the warrants had been exercised.

On December 16, 2001, the Company issued 400,000 common share purchase warrants in connection with a private placement of 400,000 units. Each warrant entitled the holder to purchase one common share for US$0.20 until December 31, 2002 and thereafter at US $0.25 until their expiry on December 16, 2003. At March 31, 2002 none of the warrants had been exercised.

Warrants included as part of the equity units have been separately allocated within shareholders' deficiency. The value allocated to the warrants was estimated using the fair value assigned by the Black Scholes valuation model, relative to the fair value of the related common shares issued. On exercise, the fair value

(Expressed in US dollars)

attributed to the exercised warrants is allocated to common shares, and on expiry, the fair value attributed to the warrants is allocated to contributed surplus.

**d) Employee stock purchase plan**

In November, 2000 the Company's shareholders approved an employee stock purchase plan whereby employees could purchase shares of common stock directly from the Company. In January 2002, employees were offered the opportunity to purchase up to $500.00 of stock per month through this plan at the ten-day average market price based on the date of the first purchase, which was $0.20.

***12 Commitments***

The Company has future operating lease commitments for leases of office space. Based on the current level of operations, these commitments are as follows:

| Year | Amount |
|---|---|
| 2002 | 96,771 |
| 2003 | 85,980 |
| 2004 | 45,558 |
| 2005 and thereafter | - |

The Company has entered into a number of standard distribution agreements within the software industry. These agreements require payment of certain commissions based on distribution sales. As at March 31, 2002, there are no material commitments outstanding.

***13 Income taxes***

The Company is subject to Canadian federal and British Columbia provincial taxes in Canada and federal income taxes in the United States.

As of June 30, 2001, the Company has accumulated net operating (NOL) carryforwards totaling approximately $11,536,000 that can be applied to reduce taxable income in future taxation years. The NOL expire as follows:

| Year | Amount |
|---|---|
| 2002 | 91,000 |
| 2003 | 702,000 |
| 2004 | 647,000 |
| 2005 | 694,000 |
| 2006 | 904,000 |
| 2007 | 1,048,000 |
| 2008 | 537,000 |
| 2018 | 102,000 |
| 2019 | 158,000 |
| 2020 | 1,861,000 |
| 2021 | 4,792,000 |
| | 11,536,000 |

In addition, the Company has $725,000 of net capital losses (NCL) for income tax purposes which may be carried forward indefinitely to offset future taxable capital gains.

(Expressed in US dollars)

Net future tax asset (liability) consists of the following:

| | June 30, 2001 | June 30, 2000 |
|---|---|---|
| Net operating loss carryforwards | 4,240,737 | 2,612,884 |
| Capital assets | 335,885 | 52,000 |
| Net capital loss carryforwards | 323,445 | 323,445 |
| Accounts payable and accrued liabilities | 35,000 | - |
| | 4,935,067 | 2,988,329 |
| Future tax asset valuation allowance | (4,935,067) | (2,988,329) |
| Net future tax assets | - | - |

Based on a number of factors including the lack of a history of profits, management believes that there is sufficient uncertainty regarding the realization of future tax assets such that a full valuation allowance has been provided.

The provision for income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rate of 45.12% (2000 – 45.62%) to loss for the year as follows:

| | June 30, 2001 | June 30, 2000 |
|---|---|---|
| Tax recovery at Canadian statutory rates | 2,844,058 | 1,358,440 |
| Foreign tax rate differentials | (796,082) | (191,132) |
| Change in valuation allowance | (1,946,738) | (1,180,921) |
| Non-taxable foreign exchange gain | (106,503) | - |
| Non deductible expenses | 5,265 | 13,613 |
| | - | - |

## 14 *Financial instruments*

**Concentration of credit risk**

The financial instruments which potentially expose the Company to concentrations of credit risk are accounts receivable, marketable securities, restricted cash (Note 4), and cash and cash equivalents. The Company's accounts receivable consist of a number of small customers and management monitors the credit-worthiness of its customers and believes that it has adequately provided for any exposure to potential credit losses. The Company limits its exposure to credit loss by placing its marketable securities, restricted cash, and cash and cash equivalents with high credit quality financial institutions.

**Interest rate risk exposure**

The Company has no instruments having interest rate exposure.

**Fair values of financial instruments**

Financial instruments are initially recorded at historical cost. If subsequent circumstances indicate that a decline in fair value of a financial asset is other than temporary, the financial asset is written down to its fair value.

The Company's financial instruments include cash and cash equivalents, restricted cash, marketable securities, accounts receivable, deposits, bank indebtedness, accounts payable and accrued liabilities, due to related parties and capital lease obligations. The fair values of these financial instruments approximate their carrying values due to their short-term nature. The fair value of capital lease obligations is calculated using discounted cash flows.

(Expressed in US dollars)

### 15 *Segmented information*

The Company operates within a single segment being the development, marketing and sales of software for filtering and security applications.

The distribution of Capital Assets by major geographic areas for the nine months ended March 31, 2002 and the year ending June 30, 2001 and 2000 are as follows:

| | *2002* | *2001* | *2000* |
|---|---|---|---|
| United States | 564,403 | 594,188 | 1,179,988 |
| Canada | 102,296 | 131,995 | 171,471 |
| | 666,699 | 726,183 | 1,351,459 |

The Company attributes revenue to the geographic areas based on the location of the end-user.
The Company earned revenue from customers which represent 10% or more of the Company's product revenue as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Customer A | 487,391 | 275,326 | 645,000 |
| Customer B | 471,403 | 284,171 | 176,312 |

### 16 *Material differences between Generally Accepted Accounting Principles in Canada and the United States*

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States ("U.S. GAAP"). This *reconciliation does not include all disclosures required under U.S. GAAP, only material financial statement* differences.

Had the Company followed U.S. GAAP, shareholders' deficiency contained within the consolidated financial statements would have been reported as follows:

| | **Mar. 31, 2002** | | **Mar. 31, 2001** | |
|---|---|---|---|---|
| | **Canadian GAAP** | **U.S. GAAP** | **Canadian GAAP** | **U.S. GAAP** |
| Shareholders' Deficiency (i,ii) | **(1,660,401)** | **(1,660,401)** | 248,722 | 248,722 |

Had the Company followed U.S. GAAP, the statements of operations contained within the consolidated financial statements would have been reported as follows:

| | **2002** | **2001** | **2000** |
|---|---|---|---|
| Net loss for the period under Canadian GAAP | **(1,175,869)** | (4,252,988) | (1,285,445) |
| | **-** | - | - |
| Net loss for the period under U.S. GAAP | **(1,175,869)** | (4,252,968 | (1,285,445) |
| Basic and diluted Loss per common share under Canadian and U.S. GAAP (iii) | **(0.04)** | (0.14) | (0.08) |

(Expressed in US dollars)

Had the Company followed U.S. GAAP, cash provided by (used for) operating activities contained within the consolidated statements of cash flows would have been reported as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Cash provided by (used for)** | | | |
| ***Operations*** | | | |
| Loss for the year | **(1,175,869)** | (4,252,968) | (1,285,445) |
| Items not affecting cash | | | |
| Amortization | **192,000** | 208,000 | 43,091 |
| Changes in non-cash working capital items | | | |
| Accounts receivable | **(165,751)** | (250,229) | (64,726) |
| Inventory | **-** | (210,447) | 1,022 |
| Prepaid expenses and deposits | **(37,020)** | 240,035 | (119,603) |
| Bank indebtedness | **(71,331)** | | |
| Accounts payable and accrued liabilities | **(221,366)** | 1,290,416 | 76,089 |
| Deferred revenue | **-** | (252,292) | |
| | **1,479,337** | (3,227,485) | (1,349,572) |

(i) Stock based compensation
Under US GAAP, the Company uses the intrinsic value method as described in APB 25, "Accounting for Stock Issued to Employees", to recognize compensation cost on options granted to directors and employees. Under this method, the difference between the market price of the stock on the date of the grant and the exercise price of the stock option is expensed as compensation cost over the period from the date of grant to the date the option is first exercisable. Under Canadian GAAP, incentive stock options are not compensatory. These costs were $nil for the 2002, 2001 and 2000 periods respectively.

(ii) Comprehensive Income
The Financial Accounting Standards Board ("FASB") issued Statement Number 130 on Reporting Comprehensive Income which established a new financial statement to be included in a full set of general purpose financial statements. Comprehensive income is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. Comprehensive income consists of net income and other comprehensive income. The accumulated balance of other comprehensive income is included in the equity section of the balance sheet. The Company's other comprehensive income consists of foreign exchange adjustments. The Company's accumulated other comprehensive income as at March 31, 2002 is $95,608.

(iii) Earnings per Share
Under US GAAP, diluted earnings per share are computed using the treasury method whereas under Canadian GAAP, fully diluted earnings per share is computed using the imputed earnings method. The weighted average number of shares outstanding used in the calculation of basic loss per share is the same under Canadian and US GAAP. Options and warrants that would have an antidilutive effect on the basic loss per share are excluded from the computation of diluted loss per share under both Canadian and US GAAP.

(Expressed in US dollars)

(iv) Recent Accounting Pronouncements

In March 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation – an interpretation of APB Opinion No. 25" ("FIN 44") which clarifies the application of APB 25 for certain issues. The Company has adopted FIN No. 44 for the years ended June 30, 2001 and 2000.

In July 2001, the FASB issued Statement No. 141, "Business Combinations" (SFAS No. 141), and Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001 and specifies criteria for recognizing intangible assets acquired in a business combination. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. The Company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In August 2001, the FASB issued Statement No. 143 "Accounting for Asset Retirement Obligations" (SFAS No. 143). SFAS No. 143 requires that asset retirements obligations be recognized when they are incurred, and be capitalized as part of the asset's carrying value and displayed as liabilities. SFAS No. 143 also requires increased disclosure surrounding asset retirement obligations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 requires that long-lived assets be classified as assets either to be held and used, to be disposed of other than by sale, or to be disposed of by sale. It also prescribes various approaches to valuing these types of long-lived assets. SFAS No. 143 is effective for fiscal years beginning after December 15, 2001. The Company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

### 17 Contingency

A number of creditors have taken legal action against the Company for failure to meet terms for payment of obligations. The aggregate amount of claims made pursuant to these lawsuits is approximately $1,800,000. All but one of these actions has been fully accrued in the financial statements except as noted below.

During 2000, the Company entered into a marketing agreement (the Agreement) with a counterparty. Under the terms of the Agreement, the Company was to promote the counterparty's Internet business in exchange for promotion by the counterparty of the Company's Internet business. The counterparty believes the Company has breached the terms of the Agreement and has filed a claim, seeking to recover $1,100,000, as it believes these amounts to be due under the terms the Agreement. The Company's management believes it has fulfilled its obligations under the Agreement, and accordingly, believes the amount claimed is without merit and any unpaid amounts due under the Agreement are significantly less than the amount claimed. Accordingly, management intends to vigorously dispute this claim.

### 18 Subsequent Event

On June 7, 2002, the Company filed a Notice of Intention to Make a Proposal in anticipation of submitting a plan to its creditors to reorganize the Company under the Bankruptcy and Insolvency Act in Canada. This action was taken to protect the Company's assets from creditors and consolidate all of the legal collection activities in one jurisdiction.

## *NET NANNY SOFTWARE INTERNATIONAL INC.*

## CORPORATE DATA

### *OFFICERS & DIRECTORS*

Gordon A. Ross, President, CEO & Director
Greg Danielson, Chief Financial Officer

### *CORPORATE OFFICE*

Net Nanny Software International Inc.
1111 Melville Street, Suite 910
Vancouver, British Columbia
Canada V6E 3V6
Telephone: 425-688-3008
www.netnanny.com
Symbols: NNS-TSX, NNSWF-OTCBB,
NNY-BERLIN

### *AUDITORS*

PricewaterhouseCoopers LLP
Chartered Accountants
1111 West Hastings Street, Suite 900
Vancouver, British Columbia
Canada V6E 3R2

### *LEGAL COUNSEL*

Campney & Murphy
Vancouver, British Columbia

Graham & Dunn
Seattle, Washington

### *TRANSFER AGENT*

Pacific Corporate Trust Company
625 Howe Street, 10th Floor
Vancouver, British Columbia
Canada V6C 3B8

### *SUBSIDIARIES*

BioPassword Security Systems Inc. and
Net Nanny Ltd.
1111 Melville Street, Suite 910
Vancouver, British Columbia Canada V6E 3V6

Net Nanny Software Inc.
15831 NE 8th Street, Suite 200
Bellevue, WA 98008

# FORM 51-901F

## QUARTERLY REPORT

Incorporated as part of:
________ Schedule A
___X___ Schedule B & C

ISSUER DETAILS:

| | |
|---|---|
| Name of Issuer: | **NET NANNY SOFTWARE INTERNATIONAL INC.** |
| Issuer's Address: | 1111 Melville Street, Suite 910<br>Vancouver, British Columbia<br>V6E 3V6 |
| Issuer Telephone Number: | (425) 688-3008 |
| Issuer Fax Number: | (425) 688-3010 |
| Contact Person: | Greg Danielson |
| Contact's Position: | Chief Financial Officer |
| Contact Telephone Number: | (425) 688-3008 |
| For Quarter Ended: | March 31, 2002 |
| Date of Report: | June 11, 2002 |

CERTIFICATE

THE TWO SCHEDULES, "B" AND "C," REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

| | |
|---|---|
| "GORDON A. ROSS"<br>NAME OF DIRECTOR | 2002-06-12<br>DATE SIGNED |
| "A. GREG DANIELSON"<br>NAME OF DIRECTOR | 2002-06-12<br>DATE SIGNED |

## SCHEDULE "B": SUPPLEMENTARY INFORMATION

**Period Ended March 31, 2002**

1. Analysis of expenses and deferred costs for the nine-month period ended March 31, 2002:

   General and administrative expenses: also see the Statement of Operations and Deficit in the attached Schedule"A."

| Total for the 6 Month Period US$ | |
|---|---|
| Accounting | 46,700 |
| Consulting | |
| Office & Miscellaneous | 7,525 |
| Insurance | |
| Investor Relations | 55,251 |
| Legal | 126,999 |
| Printing | 2,403 |
| Rent | 21,049 |
| Telephone | 27,991 |
| Travel | 3,125 |
| Wages | 206,375 |
| Total | 497,418 |

2. Related party transactions: None

3. Summary of securities issued and options granted during the nine-month period ended March 31, 2002:

   a) Securities issued, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.), number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid:

| Issue Date | Number of Shares | Type of Security | Price (Cdn$) | Total Proceeds (Cdn$) | Type of Consideration | Commission Paid |
|---|---|---|---|---|---|---|
| Aug. 31, 2001 | 5,314,000 | Common shares | $0.30 | $1,540,200 | Private Placement | Cdn$65,806 |
| July 17,2001 | 624,574 | Common shares | $0.30 | $193,500 | Debt for Equity | $nil |
| Dec. | 400,000 | Common shares | $0.30 | $120,000 | Private Placement | Cdn$12,000 |

   b) Options granted, including date, number, name of optionee for those options granted to insiders, generic description of other optionees, exercise price and expiry date:

| Name | Number of Shares | Exercise Price (Cdn$) | Expiry Date |
|---|---|---|---|
| Gordon Ross | 100,000 | $0.29 | Mar 20, 2007 |
| Clive de Larrabeiti | 100,000 | $0.29 | Mar 20, 2002 |
| Greg Danielson | 200,000 | $0.29 | Mar 20, 2007 |
| Other Employees | 500,000 | $0.29 | Mar 20, 2007 |
| | | | |
| | 900,000 | | |

4. Summary of securities as at the end of the six-month period ended March 31, 2002:

   a) Description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or nor cumulative, redemption and conversion provisions:

      Authorized capital: unlimited common shares, npv

   b) Number and recorded value for shares issued and outstanding:

      Issued capital: 28,853,197 common shares, npv Recorded Value: US$13,703,132

c) Description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value:

(i) Share options:

| Number of Shares | Exercise Price (Cdn$) | Expiry Date |
|---|---|---|
| 89,400 | $0.61 | Apr 18, 2002 |
| 195,339 | $0.96 | Jun 04, 2002 |
| 100,000 | $0.96 | Dec 02, 2002 |
| 205,000 | $0.72 | Mar 26, 2003 |
| 460,000 | $1.02 | Jun 17, 2003 |
| 25,000 | $0.67 | Aug 21, 2003 |
| 193,000 | $1.18 | Jan 26, 2004 |
| 70,000 | $0.92 | Jun 14, 2004 |
| 40,000 | $0.91 | Jul 19, 2004 |
| 302,000 | $1.23 | Dec 21, 2004 |
| 117,500 | $1.62 | Apr 17, 2005 |
| 150,000 | $1.00 | Jun 9, 2005 |
| 10,000 | $1.92 | Jun 30, 2005 |
| 10,000 | $2.61 | Aug 03, 2005 |
| 862,500 | $0.64 | Feb 12, 2006 |
| 890,000 | $0.29 | Mar 20, 2007 |
| 3,719,739 | | |

(ii) Common share purchase warrants:

| Number of Shares | Exercise Price (Cdn.$) | Expiry Date |
|---|---|---|
| 500,000 | $0.40 | Feb 21, 2003 (1) |
| 2,657,000 | $0.35 | Jun 7, 2003 (2) |
| 100,000 | $0.30 | Jun 7, 2003 (3) |
| 1,100,000 | $0.30 | Jun 28, 2006 (3) |
| 400,000 | $0.30 | Dec 16, 2003(3) |
| 4,657,000 | | |

(1) Warrants exercisable at $0.40 in the first year and at $0.50 in the second year.
(2) Warrants exercisable at $0.35 in the first year and at $0.45 in the second year.
(3) Warrants exercisable at $0.30 in the first year and at $0.35 in the second year.

d) Number of shares in each class of shares subject to escrow or pooling agreements: None

5. Names of directors and officers as at the date this report is signed and filed:

| Directors | Officers | Position Held |
|---|---|---|
| Gordon A. Ross | Gordon A. Ross | Chairman, Chief Executive Officer and Chief Technology Officer |
| Greg Danielson | Greg Danielson | President and Chief Financial Officer |
| Douglas V. Dzurko | | |
| | Mitchell Tarr | Vice President, Marketing and Strategic Alliances |
| | Andrew Tull | Vice President, Sales |

## SCHEDULE "C": MANAGEMENT DISCUSSION

### 1. DESCRIPTION OF BUSINESS

The Corporation was incorporated on August 15, 1983 as Trove Resources Ltd. by registration of its Memorandum and Articles under the *Corporation Act* (British Columbia). The Corporation changed its name to Trove Investment Corporation on February 11, 1991 and to Net Nanny Software International Inc. on January 29, 1997. The Corporation was continued under the *Business Corporations Act* of the Yukon Territory on November 15, 2000. The Corporation specializes in the development, marketing and sale of filtering and computer security products for personal computers ('PCs'), for both the home and enterprise markets.

The Company's filtering software enables customers to monitor and control the information they or others with access to their PCs send, receive or access by means of such computers.

The Company is also applying its proprietary keystoke dynamic, known as BioPassword, technology to develop biometric security software based on utilizing the user's individual typing rhythm to authenticate his or her identity. The technology can be adapted to any keyboard or keypad-based application, such as computers, automated teller machines, telephones, and keypad locks and touch screens.

The Corporation shipped the world's first Internet filtering software in January 1995 and began offering its first biometric authentication product, BioPassword® LogOn for Windows NT in December 2000.

## 2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

This interim report for the period ended March 31, 2002 should be read in conjunction with the audited annual financial statements of the Corporation for the year ended June 30, 2001.

### Results of Operations

Sales revenue for the third quarter was $423,000 compared to $392,000 for the same quarter last year, an increase of 8%. For the nine months ended March 31, 2002, revenues totaled $1,009,000 a decrease of 22% over fiscal 2001 revenues and an increase of 76% over the same period in 2000. BioPassword revenues for the first nine months were $45,000, while the remaining $964,000 was composed of sales of the Company's flagship product Net Nanny 4.

Gross margin for the nine months was 80% compared to 86% in 2001 and 93% in fiscal 1999. The decrease in gross margin was due to increased sales of the Company's boxed product (45% of revenues), which was significantly higher than boxed product sales in either of the previous years. For the quarter gross margin was 73%, compared to the previous two years of 82% and 88%, reflecting the change in sales mix of higher sales of boxed product of Net Nanny 4.

Operating Expenses
Overall operating expenses for the third quarter were $517,000, a reduction of $323,000 (38%) and $367,000 (42%) compared to the same quarter in previous years. Operating expenses for the nine months ended March 31, 2002 were $1,993,000, a decrease of $3,391,000 when compared to the same period last year. The reduced expenses reflect the reduction in number of employees (average of 20 during the previous nine months compared to over 60 during the previous year), reduced marketing Engineering and administrative expenses.

General and Administrative ("G&A") costs for the past nine months were $497,000 compared to last year's $1,159,000, a decrease of 57%. These expenses were equal to 49% of sales for the first nine months of 2002, as compared to 89% and 64% of sales in 2001 and 2000 respectively. The decrease in expenses was due to reduced personnel costs, investor relations, occupancy, communications and consulting costs. Administrative employees and contractors totaled 4 compared to last year's 6 at the end of March and 8 in December 2000. The Company terminated its remaining investor relations firm in September 2001, whereas in the same period the previous year, the company had both a US and a Canadian firm. Increased expenses for legal fees offset these expense reductions, as the Company had five different law firms defending it from collection lawsuits. Total employment at March 31, 2002 was 17 compared to 28 in 2001. G & A expenses for the quarter were up $34,000 over the previous quarter due to increased legal costs ($43,000) and audit fees ($40,000).

Sales and Marketing costs of $819,000 decreased 65% for the nine-month period ending March 31, 2002 compared to the previous year because of decreases in staffing and reduced expenditure levels for marketing, travel and sales activities. There were 6 employees in these departments at March 31, 2002 compared to 9 the previous year. The Company incurred heavy advertising and promotional costs rolling out its new products, Net Nanny 4 and BioPassword during the period July to December 2000 which were not incurred during the past nine month period. Because of cash flow issues during the past nine months, the Company attended only two trade shows compared to six during the same period the previous year. Third quarter sales and marketing expenses were $184,000 down $116,000 ($301,000) from the same quarter a year ago and down $185,000 from the previous quarter ($369,000).

Research and Development costs ($484,000) decreased 70% ($1,171,000) over the previous nine-month period in 2001 ($1,655,000). Last year, the Company had a full complement of software development engineers working on completion and delivery of products in October and December of 2000. After the products were delivered the number of engineering contractors and employees decreased from 40 in November 2000, to 26 in December 2000 and then to 13 in February. Currently there are 8 employees involved in software development, technical support and quality assurance. For the quarter, research and development expenses totaled $137,000 compared to the previous quarter of $183,000, and last years $329,000, reductions of 25% and 58% respectively.

Net Loss for the quarter was $193,000, an improvement of 59% or ($269,000) over the prior quarter's loss of $462,000.

## 3. SUBSEQUENT EVENTS

On June 10, 2002 subsequent to the end of the quarter, the Company filed a Notice of Intention to Make a Proposal to Creditors under the Bankruptcy and Insolvency Act in Canada. The purpose of the notice is to stop a number of legal actions for collection of amounts due from the Company by various creditors and put forth a plan of reorganization that will allow the Company to work out an orderly payment process and return to profitability.

## 4. FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

On August 31, 2001, the Company issued 5,314,000 common share and purchase warrants in connection with a CA$1,540,200 private placement of 2,657,000 units. Each warrant entitled the holder to purchase one common share for CA $0.35 until June 7, 2002, and thereafter at CA $0.45 until their expiry on June 7, 2003. These funds were used for sales and marketing of BioPassword and general working capital.

On December 16, 2001, the Company issued 400,000 common share purchase warrants in connection with a private placement of 400,000 units. Each warrant entitled the holder to purchase one common share for US$0.20 until December 31, 2002 and thereafter at US $0.25 until their expiry on December 16, 2003. These funds were used for general working capital.

## 5. LIQUIDITY AND SOLVENCY

As at March 31, 2002, the Company's cash position was $8,000 versus a balance of $17,000 at December 31, 2001 and $455,000 at March 31, 2001. Accounts receivable had decreased $111,000 to $257,000 compared to 2001's accounts receivable of $368,000.

Inventory of $83,000 represented boxed product of Net Nanny 4, most of which was in retail distribution and was down $127,000 from the same period a year ago.

The cash consumed in operations was $1,479,000 during the nine months ended March 31, 2002, compared to $3,227,000 for the same period in 2001 and $1,350,000 in 2000. These cash outflows were financed through the issuance of shares from private placements ($1,234,980 in 2002, $624,000 in 2001 and $6,275,000 in 2000).

Working capital at March 31, 2002 was a negative $2,527,000 representing a current ratio of approximately 0.15:1 in fiscal 2002 compared to a negative $994,000 and 0.54:1 for the prior fiscal year period. Accounts payable and accrued expenses at March 31, 2002 had increased to $2,515,000 compared to $1,976,000 at March 31, 2001 reflecting the Company's diminished liquidity and need to conserve cash. During the past quarter the
Company reduced its accounts payable by $139,000; however total liabilities went up $111,000 due to the bridge loan of $250,000.

The Company has been sued by thirteen creditors for payment of services and products. The Company has been defending itself against these actions and has reached agreements over amounts owed with all but four of them. Amounts owing from these creditors have been fully accrued in the Company's financial statements. There is one creditor that has sued the Company for over $1,000,000 that the Company has been disputing vigorously and is more fully described in note 17 to the financial statements.

The company has been in a difficult liquidity position for the past year and has made many reductions in expenses and employees in order to maintain current operations while attempting to raise additional capital. Its current cash expenditure rate has been reduced from over $500,000 per month to under $100,000 per month during the past nine months. This has been offset by increased revenues resulting in a net cash outflow of approximately $30,000 per month. The Company still needs to raise additional capital because of the significant accounts payable and other liabilities that are owed. At the end of November, the Company had announced a private placement through an investment banking firm, which if completed, would have provided the necessary additional working capital for the Company. The firm was unable to complete the placement and the Company closed on $88,000 instead of an expected amount in excess of $1,000,000. During March 2002 the Company entered into a bridge loan agreement with a lender that provided up to $1,000,000 in available loans. At March 31, 2002 the Company had borrowed $250,000 under this agreement, secured by the Company's intangible assets.

The Company intends to continue to reduce costs so that cash expenditures are less than anticipated revenues as well as seek additional funding through public or private financing and up-front licensing fees of its technology. There can be no assurance that such funds will be available. If adequate funding is not available, the Company will be unable to meet its current accounts payable and accrued liabilities and will be required to delay or eliminate some of it's marketing strategies or research and development programs or consider other alternatives to protect the Company's assets from creditors including the possibility of a restructuring agreement with it's creditors.

# CORPORATE DATA

### *OFFICERS & DIRECTORS*

| | |
|---|---|
| Gordon A. Ross | Chairman, CEO, CTO & Director |
| A. Greg Danielson | President, CFO & Director |
| Doug Dzurko | Director |

### *CORPORATE OFFICE*

Net Nanny Software International Inc.
1111 Melville Street, Suite 910
Vancouver, British Columbia
Canada V6E 3V6
Telephone: (425) 688-3008
Facsimile: (425) 688-3010
www.netnanny.com

Symbols: NNS.CDNX, NNSWF-OTCBB,
NNY-BERLIN

### *AUDITORS*

PricewaterhouseCoopers LLP
Chartered Accountants
1111 West Hastings Street, Suite 900
Vancouver, British Columbia
Canada V6E 3R2

### *REGISTERED & RECORDS OFFICE*

Anton, Campion & MacDonald
Barristers & Solicitors
Suite 200, Financial Plaza
204 Lambert Street
Whitehorse, YT
Canada Y1A 3T2

### *TRANSFER AGENT*

Pacific Corporate Trust Company
625 Howe Street, 10th Floor
Vancouver, British Columbia
Canada V6C 3B8

### *CANADIAN COUNSEL*

Campney & Murphy
2100-111 W. Georgia St.
Vancouver, British Columbia
Canada V7X 1K9

### *U.S. LEGAL COUNSEL*

Graham & Dunn
33rd Floor
1420 Fifth Ave.
Seattle, Washington 98101

### *SUBSIDIARIES*

BioPassword Security Systems Inc. and
Net Nanny Ltd.
1111 Melville Street, Suite 910
Vancouver, British Columbia Canada V6E 3V6

Net Nanny Software Inc.
15831 NE 8th Street, Suite 200
Bellevue, WA 98008

# Press Release

*For more information, contact:*

Mitch Tarr
Vice President
Phone: (425) 709-8516
Fax: (425) 688-3010
Email: PR@netnanny.com

BIOSTV I, LLC REQUESTS PAYMENT OF LOAN WITH NET NANNY SOFTWARE INTERNATIONAL INC.

**Bellevue, Wash., May 30, 2002** — Net Nanny Software International Inc. (OTCBB: NNSWF), (TSX: NNS) announces that its bridge loan with BioSTV I, LLC is in default and the lender has demanded payment in full.

Pursuant to the Loan Agreement, the lender has given notice that the outstanding balance of the loan obligation, including principal and accrued interest totaling approximately $213,000, was due in full on or before May 29, 2002. The Company's corporate counsel believes insufficient notice was given to the Company and is currently in discussions with the lender's counsel.

The Company is currently working with other potential lenders to repay the loan to BioSTV and will provide further information as it becomes available. If the Company is unable to resolve its obligation with BioSTV, BioSTV has indicated it will exercise its rights to realize against the collateral pledged to secure this loan.

About Net Nanny Software International Inc.

Net Nanny Software International Inc., a publicly traded company (OTCBB: NNSWF), (CDNX: NNS) with headquarters and subsidiaries in the United States and Canada, specializes in Internet safety and computer security products for both the home and enterprise markets. For more information on the Company and its products, please visit www.netnanny.com, www.biopassword.com or call (425) 709-8520.

On behalf of the Board of Directors
**Net Nanny Software International Inc.**

"Gordon A. Ross"
Chairman and CEO

Note to Readers: Statements in this news release looking forward in time involve risks and uncertainties, including the risks associated with the effect of changing economic conditions, trends in the development of the Internet as a commercial medium, market acceptance risks, technological development risks, seasonality and other risk factors.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this Press Release.

# Press Release

*For more information, contact:*

Mitch Tarr
Vice President
Phone: (425) 709-8516
Fax: (425) 688-3010
Email: PR@netnanny.com

NET NANNY PLOTS SURVIVAL COURSE.

**Company is restructuring its operations.**

**Bellevue, Wash., June 11, 2002** — Net Nanny Software International Inc. (OTCBB: NNSWF), (TSX: NNS) announces that it has filed a Notice of Intention to Make a Proposal in anticipation of submitting a plan to its creditors to reorganize the Company under the Bankruptcy and Insolvency Act.

"This filing finally allows the Company some "breathing space" as well as stops a number of legal actions that had been taken against the Company by various secured and unsecured creditors" Net Nanny CEO Gordon Ross said "We have filed this Notice in order to restructure our operations and focus on the Company's core business of security in order to return to profitability and repay our creditors. We believe these steps will provide the Company with the time to develop a repayment plan for our creditors."

The Company has taken a number of steps in the past year to reduce expenses while focusing on sales of Net Nanny 4 and BioPassword, the Company's Internet filtering and its security software products. Unfortunately, the Company has not been able to repay liabilities accumulated during the latter part of 2000 and early 2001 and these creditors have been pursuing legal actions for collection.

About Net Nanny Software International Inc.

Net Nanny Software International Inc., a publicly traded company (OTCBB: NNSWF), (CDNX: NNS) with headquarters and subsidiaries in the United States and Canada, specializes in Internet safety and computer security products for both the home and enterprise markets. For more information on the Company and its products, please visit www.netnanny.com, www.biopassword.com or call (425) 709-8520.

On behalf of the Board of Directors
**Net Nanny Software International Inc.**

"Gordon A. Ross"
Chairman and CEO

Note to Readers: Statements in this news release looking forward in time involve risks and uncertainties, including the risks associated with the effect of changing economic conditions, trends in the development of the Internet as a commercial medium, market acceptance risks, technological development risks, seasonality and other risk factors.

# Press Release

*For more information, contact:*

Mitch Tarr
Telephone: (425) 709-8516
Fax: (425) 688-3010
Email: IR@netnanny.com

## NET NANNY REPORTS NINE MONTHS FINANCIAL RESULTS

*Revenue up 8 %; Operating losses down 59% over prior year*

**Bellevue, Washington, June 11, 2002.** Net Nanny Software International Inc. (TSX: NNS) (OTCBB: NNSWF), today announced its unaudited first nine month financial results for the period ended March 31, 2002.

Sales revenues were US$423,000, an increase of $31,000 or 8% over the previous fiscal year's quarter revenues of $392,000. This increase was due to increased activity in retail accounts processed by the Company's distributor, Macmillan USA for Net Nanny 4. For the nine months ending March 31, 2002 revenues totaled $1,009,000 versus $1,305,000 for the prior year. Operating expenses were $1,993,000 a decrease of 63% over the same period last year resulting in a net loss of $1,176,000 compared last years loss of $4,252,000. Loss per share was $0.04 compared to $0.14 for the prior year.

The following figures are taken from the Company's unaudited consolidated financial statements:

***CONSOLIDATED STATEMENTS OF OPERATIONS***

(Expressed in '000 s U.S. dollars)
FOR THE NINE MONTHS ENDED MARCH 31, 2002, 2001 AND 2000.

| | **2002** | **2001** | **2000** |
|---|---|---|---|
| **Revenue** | | | |
| Sales | **1,009** | **1,305** | **573** |
| Cost of Sales | 207 | 184 | 39 |
| **Gross Margin** | **802** | **1,121** | **534** |
| **Expenses** | | | |
| General and Administrative | 497 | 1,159 | 840 |
| Sales and Marketing | 820 | 2,361 | 565 |
| Research and development | 484 | 1,655 | 394 |
| Amortization | 192 | 208 | 43 |
| | **1,993** | 5,383 | 1,842 |
| **Loss from operations** | **(1,191)** | **(4,262)** | **(1,308)** |
| **Investment Income** | **15** | 10 | 22 |
| **Loss for the year** | **(1,176)** | **(4,253)** | **(1,286)** |
| **Loss per common share** | **(0.04)** | **(0.14)** | **(0.08)** |

General and Administrative ("G&A") costs of $497,000 decreased 57% over fiscal 2001 and were 41% less than 2000. The decrease reflected reduced headcount and expense control as the Company focused its efforts on becoming cash flow positive.

Sales and Marketing costs of $819,000 decreased $1,542,000 or 65% over 2001, due to decreases in staffing, elimination of expenses related to last year's electronic commerce initiatives. Research and Development costs decreased 70% to $484,000 from $1,655,000 in 2000 and $394,000 in 1999. The decrease was due to completion of a major upgrade to the Company's flagship product, Net Nanny and reduced engineering needs to support product sales. Current efforts are focused on software development for BioPassword® customers and future releases of Net Nanny.

As at March 31, 2002, the Company's unrestricted cash position was $7,000 versus balances of $104,000 in 2001. The Company consumed $330,000 in operations during the nine month period compared to the previous year's $750,000.

Working capital deficit at March 31, 2002 was $2,527,000, representing a ratio of approximately 0.15:1 compared to 0.54:1 for the prior fiscal year. The Company increased its working capital deficit by $1,534,000 since June 30, 2001.

Effective May 23, 2002 Mr. Doug Dzurko resigned as a member of the Board of Directors of the company. The current Directors of the Company are Gordon A. Ross and Greg Danielson.

About Net Nanny Software International Inc.

Net Nanny Software International Inc., a publicly traded company (OTCBB: NNSWF), (TSX: NNS) with headquarters and subsidiaries in the United States and Canada, specializes in Internet safety and computer security products for both the home and enterprise markets. For more information on the Company and its products, please visit www.netnanny.com, www.biopassword.com or call (425) 709-8520.

#####

On behalf of the Board of Directors
**Net Nanny Software International Inc.**

"Gordon A. Ross"
Chairman and CEO

Note to Readers: Statements in this news release looking forward in time involve risks and uncertainties, including the risks associated with the effect of changing economic conditions, trends in the development of the Internet as a commercial medium, market acceptance risks, technological development risks, seasonality and other risk factors. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this Press Release.